SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2004
Shaw Communications Inc.

By:
/s/ R.D. Rogers

R.D. Rogers
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

Shaw Communications announces Third Consecutive Quarter of Positive Earnings, solid customer growth, and positive free cash flow in the Satellite division

Calgary, Alberta, June 25, 2004 — Shaw Communications Inc. announced today that the Company posted its third consecutive quarter of profitability with net income of $24.8 million or $0.06 per share compared to a net loss of $13.0 million and loss per share of $0.10 for the same period last year. For the nine months ended May 31, 2004, net income was $62.0 million or $0.14 per share versus a net loss of $51.2 million and loss per share of $0.35 for the same period last year.

Jim Shaw, Chief Executive Officer of Shaw Communications Inc. said: “It’s rewarding to see our Shaw team consistently realize a significant milestone of positive earnings for the third quarter in a row. The cable division also delivered strong free cash flow in a quarter of high capital activity and we are extremely pleased with the Satellite division’s delivery of positive free cash flow for the first time.”

The Company also posted strong customer gains across all areas during a quarter historically marked with low or negative growth. The customer growth was as follows: 2,910 in basic cable; 19,173 in Internet; 16,762 in digital; and 12,344 in DTH.

“This third quarter customer growth is noteworthy, not only because it occurred during a typically low growth quarter, but because it occurred in the face of continued intense competition from new video entrants in some of our markets and during a quarter in which we increased subscriber rates across all divisions,” noted Mr. Shaw. “I think this says a lot about our excellent customer service and the value of our product offerings.”

Excluding the US cable systems sold on June 30, 2003, consolidated service revenue (excludes equipment revenue) improved year over year by 8.8 % for the quarter and 7.2% on a year-to-date basis, while service operating income before amortization improved by 19.3% and 19.8% respectively.

“Our double digit growth in service operating income before amortization has resulted from our consistent focus on revenue growth, including marketing and operational efforts directed at customer acquisition and retention, rate increases and a disciplined approach on cost control and capital spending,” noted Mr. Shaw. “This demonstrates our unrelenting commitment to drive shareholder value.”

From a divisional perspective, the Satellite division, including DTH, increased service revenue (excludes equipment revenue) year over year with a 12.4% increase to $152.7 million for the quarter and a 9.2% increase to $435.8 million for the nine months. Cable service revenue, excluding the US cable systems sold on June 30, 2003, increased by 7.4% to $379.3 million and by 6.4% to $1,112.1 million for the three and nine months respectively.

On a year over year basis, the Satellite division’s service operating income before amortization increased by 72.5% to $42.4 million for the quarter and by 77.6% to $109.4 million for the nine months. Service operating income before amortization of $42.4 million increased 21.7% over the second quarter of 2004. Excluding the US cable systems sold on June 30, 2003, cable service operating income before amortization of $195.2 million increased by 9.1% and by 12.1% to $583.8 million for the three and nine months respectively.

Consolidated cash flow from operations for the quarter increased by 28.5% to $177.7 million or $0.72 per share compared to $138.3 million ($0.55 per share) in the same period last year. For the nine months ended May 31, 2004, cash flow from operations increased by 32.6% to $502.2 million or $2.04 per share compared to $378.6 million or $1.50 per share for the same period last year.

On a consolidated basis, the Company achieved positive free cash flow of $73.7 million in the third quarter, bringing the year-to-date amount to $222.8 million. The satellite division delivered its first quarter of positive free cash flow amounting to $10.5 million. This compares to negative free cash flow of $15.8 million in the same quarter last year and $0.9 million in the previous quarter. The Cable business unit generated $63.2 million of free cash flow for the quarter compared to $60.2 million last year.

“Our cable division and therefore Shaw Communications Inc. is entering a period of transition driven by major changes in the marketplace,” explained Jim Shaw. “The competitive landscape is changing and we can either look at it as a threat or an opportunity. The people of Shaw Communications have chosen to view it as an opportunity. Increased video competition is on our doorstep, so we are accelerating our marketing efforts, fortifying our strong customer relationships through initiatives such as same day, next day service and enhancing the attractiveness of Shaw’s products with new offerings such as voice-over-IP (“VOIP”). This investment in marketing, customer service and product innovation may put some downward pressure on our rate of growth in cable in the short term. However, we believe this aggressive activity and the “triple play” offering of voice, video and data will position Shaw for growth in the near future.”

Shaw plans to decisively pursue new business in the VOIP marketplace. With respect to recent VOIP developments, the Company continues to make good progress in all areas. We are announcing today that we have selected Bell to provide wholesale services for our initial launch of residential telephone service. Bell will provide wholesale services including interconnection to the public switched telephone network (“PSTN”) and long distance termination in order to enable Shaw to provide residential telephone service to its customers in Western Canada. Shaw is developing a reliable, competitive and scaleable digital telephony service based on innovative

VOIP technology. We have also selected Siemens to provide the softswitch platform for our initial launch. We are now focusing our efforts on preparing our network, customer support, billing and provisioning systems for trials and initial deployment in early 2005.

Pursuant to the normal course issuer bid, during the quarter Shaw repurchased 1,200,000 of its Class B Non-Voting Shares for cancellation for $27.3 million ($22.79 per share) and a year-to-date total of 3,296,500 Class B Non-Voting Shares repurchased and cancelled for $69.2 million ($21.00 per share).

In closing, Mr. Shaw emphasized, “Shaw’s strong management team and our staff across the Company have delivered exceptional growth in free cash flow. This has strengthened the Company’s financial position and facilitated the repayment of $114.4 million of debt year-to-date, stock repurchases of 3.3 million shares or 1.5% of the outstanding Class B Non-Voting Shares and has allowed the Board to increase the quarterly dividends on the Class B Non-Voting Shares from $0.03 per share at September 30, 2003 to $0.07 per share beginning September 30, 2004. During the fourth quarter, Shaw will use its excess free cash flow to reduce debt by either repaying bank loans or repurchasing senior unsecured notes of the Company. This building of shareholder value has been reflected in the value of Shaw stock which has increased by 40% over the nine-months ended May 31, 2004. We are positioned to enhance this value further with continued improvements in our current lines of business and the exciting growth opportunity presented by VOIP.”

“Based on the strength of this quarter and the current outlook for the fourth quarter, Shaw expects to meet or slightly exceed its free cash flow guidance of $275 million. Our preliminary view for fiscal 2005 is free cash flow of approximately $325 million,” added Mr. Shaw.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 2.9 million customers. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 index. (Symbol: TSX – SJR.B, NYSE – SJR)

For further information, please contact:

R.D. Rogers
Senior V.P., Chief Financial Officer
Shaw Communications Inc.
403-750-4500

SHAREHOLDERS REPORT
THIRD QUARTER ENDING MAY 31, 2004

SELECTED FINANCIAL HIGHLIGHTS
CONSOLIDATED RESULTS OF OPERATIONS
THIRD QUARTER ENDING MAY 31, 2004

	Three months ended			Nine months ended
	May 31,			May 31,
			Change			Change
($000's Cdn. except per share amounts)	2004	2003	%	2004	2003	%
Operations:
Service revenue(1)	532,015	505,920	5.2	1,547,928	1,496,125	3.5
Service operating income before amortization(1)(2)	237,659	205,613	15.6	686,723	593,555	15.7
Cash flow from operations	177,748	138,339	28.5	502,214	378,626	32.6
Net income (loss)(1)	24,828	(12,999)	291.0	62,027	(51,249)	221.0

Per share data:
Cash flow per share — basic(3)(4)	$0.72	$0.55		$2.04	$1.50
Earnings (loss) per share — basic and diluted(3)	$0.06	$(0.10)		$0.14	$(0.35)
Weighted average participating shares outstanding during period (000’s)	232,091	231,848		231,394	231,848

(1)	In conjunction with this quarter’s adoption of EIC 141, the Company separated the reporting of its ongoing service revenue from its equipment revenue. Service revenue, service operating income before amortization and net income (loss) have been restated to reflect adoption of the new accounting policy as more fully described in Note 1 to the unaudited interim Consolidated Financial Statements. The impact of the accounting change resulted in a nominal change in net income (loss).

(2)	Service operating income before amortization is presented because it is a widely accepted financial indicator of a company’s ability to service and/or incur debt. Service operating income before amortization is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to net income or any other measure of performance required by Canadian or US GAAP. This non-GAAP measure has no standardized meaning and is unlikely to be comparable to similar measures presented by other companies.

(3)	After deducting entitlements on the equity instruments, net of income taxes, amounting to $9,977 or $0.04 per share [2003 — $10,007 or $0.04 per share] and $29,903 or $0.13 per share [2003 — $30,058 or $0.13 per share] for the quarter and year-to-date respectively.

(4)	Cash flow per share is presented because it provides a measure of the maximum potential distribution to shareholders on a per share basis. It is calculated by dividing cash flow from operations as presented in the Consolidated Statements of Cash Flows adjusted for (2) above, divided by the weighted average number of participating shares outstanding during the period. Cash flow per share is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to earnings per share or any other measure of performance as required by Canadian or US GAAP. This non-GAAP measure has no standardized meaning and is unlikely to be comparable to similar measures presented by other companies.

Shaw Communications Inc.

OPERATING HIGHLIGHTS

•	Net income was $24.8 million for the quarter compared with a loss of $13.0 million for the same quarter last year. This is the third consecutive quarter that the Company generated positive net income.

•	Earnings per share was $0.06 compared with a loss of $0.10 for the same quarter last year.

•	Service revenue for the quarter improved from $505.9 million in the third quarter of last year to $532.0 million in the third quarter of this year, a 5.2% increase.

•	Service operating income before amortization was up 15.6% this quarter to $237.7 million over the third quarter of last year at $205.6 million.

•	Consolidated net free cash flow was $73.7 million in the third quarter compared to $44.4 million in the same period last year.

•	Cable division free cash flow was $63.2 million compared to $60.2 million in the same quarter last year.

•	The Company completed the acquisition of the Monarch cable systems which served approximately 40,000 customers in Banff, Canmore and the Medicine Hat region in Alberta as well as the Kimberley and Hope area in British Columbia effective March 31, 2004.

•	The Satellite division achieved positive free cash flow for the first time in the quarter. Free cash flow was $10.5 million compared to negative free cash flow at $15.8 million in the same quarter last year and negative free cash flow of $0.9 million in the second quarter of this year.

•	The Shaw customer base continued to grow in the third quarter with increases of 2,910 for basic cable, 16,762 for digital, 19,173 for Internet and 12,344 for DTH. This growth is noteworthy in a quarter with historically low or negative seasonal growth. Bundling services for cable customers continued to grow with approximately 42% of customers now subscribing to a bundled service. This reduces churn and builds longer-term relationships with customers and provides cost savings for both the customer and Shaw.

•	$114.4 million of debt has been repaid year-to-date, saving $10 million in debt servicing costs annually.

•	Shaw repurchased 1,200,000 Class B Non-Voting Shares at an average cost of $22.79 per share pursuant to a normal course issuer bid in the third quarter.

•	Quarterly dividends on the Class B Non-Voting Shares will increase from $0.05 per share to $0.07 effective September 30, 2004.

Shaw Communications Inc.

Our commitment is to increase stakeholder value. We accomplish this on a number of fronts including delivery of excellent financial performance, development of future growth opportunities and through continued maintenance of strong investor confidence. On the first front, we have continued to deliver strong financial results and growth in the customer base across all divisions. Based on our success to date, Shaw expects to meet or slightly exceed our current free cash flow guidance of $275 million and our preliminary view for fiscal 2005 is free cash flow of approximately $325 million. To date in fiscal 2004, the Company has repaid debt of $114.4 million, repurchased 3.3 million of Class B Non-Voting Shares or 1.5% of the outstanding share capital and has increased the quarterly dividend from $0.03 per Class B Non-Voting Share at September 30, 2003 to $0.07 per share beginning September 30, 2004. During the fourth quarter, Shaw intends to use its excess free cash flow to reduce debt by either repaying bank loans or by repurchasing senior unsecured notes of the Company.

This strong financial performance strengthens our ability to focus on the second front, the aggressive pursuit of future growth opportunities. Shaw’s focus of providing our customers with high value services in a cost effective manner lays the groundwork for the development of Shaw’s next high growth opportunity of voice-over-IP (“VOIP”) services next year. In the same way that customers have currently embraced the value of Shaw’s bundling of video and Internet services, we believe that our customers will be eager to do the same with our “triple play” bundle of video, Internet and voice.

Shaw plans to decisively pursue new business in the VOIP marketplace. With respect to recent VOIP developments, the Company continues to make good progress in all areas. We are announcing today that we have selected Bell to provide wholesale services for our initial launch of residential telephone service. Bell will provide wholesale services including interconnection to the public switched telephone network (“PSTN”) and long distance termination in order to enable Shaw to provide residential telephone service to its customers in Western Canada. Shaw is developing a reliable, competitive and scaleable digital telephony service based on innovative VOIP technology. We have also selected Siemens to provide the softswitch platform for our initial launch. We are now focusing our efforts on preparing our network, customer support, billing and provisioning systems for trials and initial deployment in early 2005.

Finally, with respect to maintaining strong investor confidence, during the quarter, the Company appointed the Honourable Don Mazankowski to the role of Lead Director. Mr. Mazankowski is an outstanding Canadian with a long and distinguished career in public service and corporate Canada. The Lead Director is an outside and unrelated director appointed by the Board of Directors to ensure that the Board can perform its duties in an effective and efficient manner independent of management. The appointment of a Lead Director is part of Shaw’s ongoing commitment to good corporate governance.

JR Shaw Executive Chair	Jim Shaw Chief Executive Officer

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
MAY 31, 2004

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

The following should also be read in conjunction with the Management’s Discussion and Analysis included in the Company’s August 31, 2003 Annual Report and Financial Statements and the Notes thereto.

Consolidated Overview

Consolidated service revenue (excludes equipment revenue) increased by 5.2% over the same quarter last year and by 3.5% on a year-to-date basis. Excluding the US cable systems, which were sold effective June 30, 2003, consolidated service revenue improved 8.8% and 7.2% over the same quarter and nine-month period last year. Revenue growth resulted from the continued growth in customer base, rate increases and the acquisition of the Monarch cable systems effective March 31, 2004.

Service operating income before amortization in both the three and nine months ended May 31, 2004 increased 15.6% and 15.7% respectively compared to the same periods last year. Excluding the US cable systems, the litigation settlement in the second quarter of 2004 and the satellite restructuring charge and DTH write-down of inventory in the prior year, the increase in service operating income before amortization was 16.7% and 19.0% for the three and nine months ended respectively. The increase in service operating income before amortization resulted from the growth in revenue and a disciplined approach on spending across all divisions. Cash flow from operations increased by 28.5% and 32.6% for the comparative three and nine-month periods due to increased service operating income before amortization and reduced interest expense.

The cable division is entering a period of transition with the entrance of new video competitors such as Manitoba Tel and Sask Tel in Shaw’s respective territories of Winnipeg and Saskatoon. In addition, Telus, which operates in Shaw’s Alberta and British Columbia service areas has also been granted a broadcasting distribution license and may enter the video market in the near future. In response, Shaw is accelerating its marketing efforts, fortifying its strong customer relationships through initiatives such as same day, next day service and through enhancing the attractiveness of Shaw’s products with new offerings such as voice-over-IP (“VOIP”). This investment in marketing, customer service and product innovation may put some downward pressure on the rate of growth in the cable division in the short term. However, this activity and the “triple play” offering of voice, video and data will position Shaw for growth in the near future.

Shaw Communications Inc.

Shaw plans to decisively pursue new business in the VOIP marketplace. With respect to recent VOIP developments, the Company continues to make good progress in all areas. Shaw has selected Bell to provide wholesale services for its initial launch of residential telephone service. Bell will provide wholesale services including interconnection to the public switched telephone network (“PSTN”) and long distance termination in order to enable Shaw to provide residential telephone service to its customers in Western Canada. Shaw is developing a reliable, competitive and scaleable digital telephony service based on innovative VOIP technology. Shaw has also selected Siemens to provide the softswitch platform for the initial launch of VOIP. The Company is now focusing its efforts on preparing its network, customer support, billing and provisioning systems for trials and initial deployment in early 2005.

Net income was $24.8 million and $62.0 million for the three and nine months ended May 31, 2004 compared to a loss of $13.0 million and $51.2 million for the same periods last year. The increase in net income of $37.8 million in the third quarter was due to increased service operating income before amortization of $32.0 million, lower amortization of deferred equipment revenues net of deferred equipment costs of $3.7 million, reduced amortization of deferred charges and plant, property and equipment of $2.6 million, and decreased interest expense of $9.0 million offset by $9.7 million of net non-operating adjustments incurred last year, such as the gain on the redemption of SHELS and the write-down of assets. The increase in net income of $113.3 million for the nine-month period is principally comprised of increased service operating income before amortization of $93.2 million, decreased interest expense of $31.1 million, and decreased amortization of deferred charges and plant property and equipment of $23.3 million, less the change in the net non-operating costs of $15.2 million, such as those previously mentioned, and increased income taxes of $21.9 million.

Update to critical accounting policies

In the Management’s Discussion and Analysis included in the Company’s August 31, 2003 Annual Report, the Company discusses critical accounting policies including key estimates and assumptions that management has made under these principles and how they affect the amounts reported in the Consolidated Financial Statements and notes. The MD&A also describes significant accounting polices where alternatives exist. We focus your attention to the following changes in respect of our discussion of critical accounting polices:

Recent Canadian Accounting Pronouncements

This quarter the Company was required to adopt the Emerging Issues Committee (“EIC”) Abstract 142 for revenue arrangements with multiple deliverables and Abstract 141 for revenue recognition. The Company had the choice of adopting the new accounting polices prospectively or retroactively, with restatement of prior periods. The Company chose the latter to assist in the comparison of historical results.

The Abstracts, as they pertain to Shaw, address the accounting treatment for arrangements involving multiple deliverables. Multiple deliverables would include situations where companies provide multiple solutions to their customers’ needs and may involve the delivery or performance of multiple products, services, or rights to use assets, and performance may occur at different points in time or over different periods of time. In some cases, the arrangements

Shaw Communications Inc.

include initial installation, initiation, or activation services and involve consideration in the form of a fixed fee or a fixed fee coupled with a continuing revenue stream.

The Company has determined its cable, Star Choice and Satellite Services divisions have multiple deliverables comprised of subscriber connection fee revenue, customer premise equipment revenue and related subscription revenue. The Company assessed that the upfront fees charged to customers in respect of connection fees and customer premise equipment (DCTs, modems, DTH equipment and truck tracking equipment) do not constitute separate units of accounting based on the criteria outlined in EIC 142. Accordingly, these revenue streams were assessed as an integrated package as outlined in EIC 141.

Under EIC 141, up-front fees such as subscriber connection fees and amounts charged on customer premise equipment, that have no utility to the purchaser separate and independent of the seller providing additional products or services, must be deferred and recognized systematically over the periods that the fees for additional products or services are earned. Therefore, the Company must defer and amortize connection fees and amounts received on the sale of customer premise equipment over the expected term of the related subscription service. In addition, as permitted by EIC 141, the Company may also defer and amortize incremental costs directly related to the upfront fees over the same term that the related revenue is recognized. These costs would include, in the case of equipment revenue, the cost of the equipment and related installation costs, and in the case of subscriber connection fee revenue, commission, installation costs on reconnections and other costs. Alternatively, the Company may also expense these costs immediately.

The Company has chosen to defer and amortize the related costs as it provides the best matching of the costs of the equipment and subscriber connection costs with the related upfront revenue and future revenue stream of subscription services. This view is consistent with Shaw’s previous policy of deferral and amortization of equipment subsidies as the Company views the sale of the equipment and subscription for services as one transaction; however, the Company must now defer and recognize the equipment revenue and the cost of equipment, over the expected term of the ongoing subscription service. Previously, the Company immediately recognized revenue and an equal cost on the sale of the equipment when the customer service was activated. The subsidized portion of the equipment cost of sale was deferred and included in amortization expense over a period of two years.

The adoption of the new accounting policy also impacts the Satellite Services division. Under EIC 141, the Company must defer and recognize the revenue and the cost of equipment on the sale of truck tracking equipment over the term of the related service contract for airtime, which is generally five years. Previously, the revenue, cost and profit on truck tracking equipment were recognized immediately when the equipment was shipped. As a result of this accounting change, the Company adjusted its opening purchase equation on the acquisition of Cancom in fiscal 2000 to recognize a deferred charge of $32.3 million, a deferred credit of $46.4 million and a reduction to the future income tax liability of $4.9 million attributable to net deferral on truck tracking equipment sales. The adjustments to the purchase equation resulted in the recognition of additional goodwill of $9.2 million.

Shaw Communications Inc.

Finally, the adoption of the policy impacts the recognition of subscriber connection fee revenue and related expenses. Subscriber connection fees must now be deferred and amortized over the anticipated period of the related subscription revenue. As the term is not specified for which the customer will receive the subscription services, we have used customer churn and factored in considerations such as an increased competition from new entrants in the video and high-speed Internet markets to determine that an amortization period of two years is reasonable. As permitted under EIC 141, the Company may also defer and recognize the direct and incremental costs related to obtaining the subscriber connection fee over the same period. A review of the costs of connecting a customer indicates that the cost is equal to or greater than the connection fee revenue. As a result of this review and due to the nature of connection costs, the Company has limited its deferral of subscriber connection fee costs to the deferred connection fee revenue. Previously, as per industry practice and in accordance with US GAAP, subscriber connection fees were recognized immediately in revenue when the connection was completed as it was considered a partial recovery of initial selling expenses and related administrative expenses.

In conjunction with the adoption of EIC 141, the Company changed its income statement presentation to distinguish the amortization of deferred equipment revenue and deferred equipment costs from the revenue and expenses recognized from ongoing service activities. The equipment revenue and equipment costs are deferred and recognized over the anticipated term of the related future revenue (i.e. the monthly service revenue) with the period of recognition spanning over two to five years. As a result, the amortization of deferred equipment revenue and deferred equipment cost are non-cash items on the income statement, similar to the Company’s amortization of deferred IRU revenue, which the Company also currently separates from ongoing revenue. Further, within the lifecycle of a customer relationship, the customer generally purchases the customer premise equipment only once, at the beginning of that relationship, whereas the subscription revenue represents a continuous revenue stream throughout that customer relationship. Therefore, in addition to the segregated presentation providing consistent treatment as the amortization of IRU revenue, it also provides a clearer distinction within the income statement between cash and non-cash activities and between upfront revenue streams and continuous revenue streams, which assists financial statement readers to predict future cash flows from operations.

The retroactive adoption of the accounting policy primarily resulted in changes to the income statement presentation as described in Note 1 to the unaudited interim Consolidated Financial Statements and was neutral with respect to net income, with the exception of increases to the profit on sale of equipment in the Satellite Services division of $0.2 million (2003 — $0.4 million) in the current quarter and $0.5 million (2003 — $1.1 million) on a year-to-date basis resulting in an increase to net income of $0.1 million (2003 — $0.2 million) for the quarter and $0.3 million (2003 — $0.7 million) on a year-to-date basis. The increase in net income had no impact on earnings (loss) per share. Also described in Note 1 to the unaudited interim Consolidated Financial Statements are new accounting principles that the Company will be required to adopt in future periods starting as early as the first quarter of 2005.

Shaw Communications Inc.

Reclassification

As more fully described in Note 1 to the unaudited interim Consolidated Financial Statements, the Company reclassified its DTH customer premise equipment sold to retailers not yet activated, net of working capital, to deferred charges. The balance sheet reclassification has no impact on earnings.

Cable

FINANCIAL HIGHLIGHTS

	Three months ended May 31			Nine months ended May 31
			Change			Change
($000's Cdn)	2004	2003	%	2004	2003	%
Service revenue (third party)(1)	379,289	369,987	2.5	1,112,124	1,097,154	1.4

Service operating income before amortization(2)	195,248	185,428	5.3	583,759	541,181	7.9
Less:
Interest	43,536	45,777	(4.9)	130,953	143,205	(8.6)
Entitlements on equity instruments, net of current taxes	9,977	10,007	(0.3)	29,903	30,058	(0.5)
Cash taxes on net income	7,601	8,162	(6.9)	22,961	25,831	(11.1)

Cash flow before the following:	134,134	121,482	10.4	399,942	342,087	16.9

Capital expenditures and equipment costs (net):
New housing development	20,260	24,870	(18.5)	50,516	71,568	(29.4)
Success based	12,822	13,053	(1.8)	37,635	61,550	(38.9)
Upgrades and enhancement	27,745	10,169	172.8	68,666	44,356	54.8
Replacement	4,427	3,478	27.3	9,509	11,258	(15.5)
Buildings/other	5,684	9,702	(41.4)	9,920	21,171	(53.1)

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	70,938	61,272	15.8	176,246	209,903	(16.0)

Free cash flow(3)	63,196	60,210	5.0	223,696	132,184	69.2

Operating margin	51.5%	50.1%	1.4	52.5%	49.3%	3.2

(1)	In conjunction with this quarter’s adoption of EIC 141, the Company separated the reporting of its ongoing service revenue from the amortization of equipment revenue. See Note 1 to the unaudited interim Consolidated Financial Statements in respect of the change in accounting policy and Note 2 to the unaudited interim Consolidated Financial Statements in respect of equipment revenue reported by the division. The impact of the accounting change resulted in a change in presentation of cable revenue only; operating income before amortization and free cash flow were not impacted.

(2)	Service operating income before amortization is presented because it is a widely accepted financial indicator of a company’s ability to service and/or incur debt. Service operating income before amortization is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to net income or any other measure of performance required by Canadian or US GAAP. This non-GAAP measure has no standardized meaning and is unlikely to be comparable to similar measures presented by other companies.

(3)	Free cash flow is presented because it is an indicator of a company’s ability to repay debt. Free cash flow is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to net income or any other measure of performance required by Canadian or US GAAP. This non-GAAP measure has no standardized meaning and is unlikely to be comparable to similar measures presented by other companies.

HIGHLIGHTS FOR THE QUARTER

•	Effective March 31, 2004, Shaw acquired certain cable systems of Monarch Cablesystems Ltd. which served approximately 40,000 customers in Banff, Canmore and the Medicine Hat region in Alberta as well as the Kimberley and Hope area in British

Shaw Communications Inc.

Columbia. These systems contributed service revenue and service operating income of approximately $4 million and $2 million, respectively, during the quarter.

•	Starting February 2004 Shaw applied rate increases of $1 to $2 per month on most of its packages in most of its service areas. The increases generated additional monthly revenue of approximately $1.5 million when they were fully implemented at the end of May 2004.

•	Cable generated free cash flow of $63.2 million in the third quarter compared to $60.2 million last year.

•	During the quarter, Shaw introduced the following: High Definition television (“HDTV”) services in Quesnel, British Columbia; Video-on-Demand (“VOD”) in Prince George and Thompson Okanagan; and digital services in Stettler, Alberta.

Cable service revenue increased 2.5% and 1.4% over the respective quarter and nine months ended last year. Excluding the US cable systems sold on June 30, 2003, cable service revenue increased 7.4% and 6.4% for the three and nine months, respectively. This was due to rate increases and customer growth in all areas. Service operating income before amortization for the same respective periods increased by 5.3% and 7.9% or 9.1% and 12.1%, excluding the US cable systems. A combination of revenue growth and cost reduction programs, including decreased bandwidth costs in the Big Pipe division, accounted for the improvement. The Big Pipe division has reduced bandwidth costs by approximately two-thirds over the last two years by serving as the primary Internet backbone for Shaw’s broadband Internet customers and through the development of over 400 peering relationships throughout North America.

Despite the rate increases and the acquisition of the Monarch cable systems during the quarter, service operating income before amortization for the quarter remained relatively unchanged from the previous quarter partially due to an adjustment of $1.8 million in respect of the final determination of a new copyright liability that relates to periods from January 2001 to the present. This new copyright tariff will have minimal impact on future results. Further, Shaw was proactive during the quarter and incurred additional costs in preparation for increased competition in video services, the introduction of VOIP and the implementation of section 404 of the Sarbanes-Oxley Act. Additional costs include increased salary expense necessary to increase service levels, outside consulting fees and rate increases from certain of Shaw’s content providers.

In the previous quarter, Shaw successfully negotiated four-year renewals for five of its technical bargaining units in the Lower Mainland. The TWU agreements for Vancouver and Surrey expire March 23, 2008, and the IBW agreements for North Vancouver, White Rock and Fraser expire May 2009. These bargaining units represent approximately 300 technical employees in their regions. The successful extension of these labour contracts will facilitate Shaw’s continued delivery of exceptional customer service and will be key in ensuring the smooth deployment of new services, such as VOIP, and ongoing maintenance and upgrade activity.

Capital expenditures increased 15.8% over the same quarter last year and decreased 16.0% over the nine-month period last year. The decrease in the year-to-date spending is due to decreased spending in all categories with the exception of increased spending in upgrades and enhancements, which also accounts for the increase in the quarter spending. The increased

Shaw Communications Inc.

spending on upgrades and enhancements includes upgrades to the plant in preparation for VOIP and DOCSISTM modem deployment and also includes costs of upgrading the plant to 860 MHz from the current 550/750 MHz capacity. The increase in plant capacity will accommodate future growth of Shaw’s VOD, HDTV and multimedia offerings. The upgrade activity is currently focused in Vancouver. We anticipate that we will complete the system-wide upgrade to 860 MHz over four years while maintaining current levels of capital expenditure spending. Success-based capital spending decreased as a result of the strengthening of the Canadian dollar and due to the lower unit cost of the DOCSISTM 2.0 modems deployed in Vancouver, Calgary, Edmonton and Winnipeg. By the end of fiscal 2004, 90% of our systems will be DOCSISTM compliant. New housing development and replacement capital spending decreased or remained within range of prior period spending as a result of the divestment of the US cable systems in June 2003, better management of construction projects and changes in new housing activity. Building expenditures decreased as a result of completion of major projects last year. The reduction in capital spending on a year-to-date basis has not impaired customer growth as shown by the subscriber growth achieved during the quarter.

SUBSCRIBER STATISTICS

			Three months ended		Nine months ended
	May 31,	August 31,		Change		Change
	2004	2003(1)	Growth	%	Growth	%
CABLE:
Basic service:
Actual	2,116,658	2,091,968	2,910	0.1	24,690	1.2
Penetration as % of homes passed	67.6%	68.1%

Full cable service:
Tier I	1,679,084	1,667,747	(2,076)	(0.1)	11,337	0.7
Penetration as % of basic	79.3%	79.7%

Tier II	1,601,556	1,582,845	(559)	—	18,711	1.2
Penetration as % of basic	75.7%	75.7%

Tier III	1,453,562	1,409,120	7,299	0.5	44,442	3.2
Penetration as % of basic	68.7%	67.4%

Digital terminals	602,458	533,096	25,471	4.4	69,362	13.0
Digital customers(2)	515,823	467,631	16,762	3.4	48,192	10.3

INTERNET:
Connected and scheduled	997,450	894,932	19,173	2.0	102,518	11.5
Penetration as % of basic	47.1%	42.8%
Stand-alone Internet not included in basic cable	116,546	103,894	(377)	(0.3)	12,652	12.2

(1)	August 31, 2003 statistics are restated for comparative purposes to adjust subscribers as if the acquisition of the Monarch cable systems had occurred on that date.

(2)	August 31, 2003 digital customer count was restated to exclude customers with digital boxes who do not receive digital services.

Shaw Communications Inc.

Shaw added 2,910 basic subscribers in the current quarter and 7,009 in the same quarter last year. Shaw has reversed the normal seasonal trend of negative growth in the third quarter with innovative service offerings such as its basic and full cable service introductory offer to standalone Internet customers and other potential customers. The intent of this offer was to encourage these customers to develop viewing habits that recognize the value of a monthly cable subscription and to continue as customers at the end of the promotional period. This program has been in place for over one year and has proven successful as many of these customers are staying with us well after the expiry of the promotional period.

Late in the quarter, Shaw launched a marketing campaign which helped push digital customer additions to 16,762 for the quarter compared to 8,413 in the same quarter last year. Growth was also stimulated by recent initiatives from DTH suppliers in both the US and Canadian markets to deactivate illegal systems. In addition, the introduction of HDTV in most major centers as well as the offering of time-shifting channels and VOD have increased the attractiveness of Shaw’s digital product. In the fourth quarter, Shaw plans to further enhance its digital offering through the introduction of the 6208 DCT which is the first set top box to incorporate both HDTV and a personal video recorder.

The Internet customer base grew by 19,173 compared to 25,925 in the same period last year. This quarter Shaw launched a new Internet product, Xtreme-ITM in Calgary, Vancouver, Winnipeg, Edmonton and Saskatoon. Xtreme-ITM utilizes DOCSISTM technology to increase download speeds up to 5 megabit and upload speeds to 1 megabit. Xtreme-ITM especially appeals to the customer who frequently downloads large files or whose Internet experience includes online gaming and exploring rich multimedia sites. Customers can add Shaw High-Speed Xtreme-ITM to their existing Shaw Cable and High-Speed Internet bundle for only $10 more per month. There is also exclusive pricing for residential Internet-only customers, as well as SOHO and Professional Business Internet customers.

The continued growth in Shaw’s customer base is noteworthy given that it occurred in the face of intensified competition from the entry of new video competitors in the Winnipeg and Saskatoon markets earlier this year and occurred during a period of rate increases. To maintain growth in this highly competitive market, Shaw continued its focus on delivering excellent customer care, which includes support 24/7/365, and management of its network to deliver a high-quality reliable service to its customers.

At the end of the third quarter, approximately 42.3% of Shaw customers subscribed to bundled services compared to 36.9% in the same quarter last year. The attractiveness of the bundled packages is enhanced by Shaw’s ability to offer services like VOD and new services such as HDTV. Shaw’s bundling strategy is a particularly effective customer retention tool for its digital customers as shown by its churn rates.

Shaw Communications Inc.

	Three months ended		Nine months ended
	May 31,	May 31,	May 31,	May 31,
Churn(1)	2004	2003	2004	2003
Digital customers(2)	4.0%	5.0%	11.4%	16.5%
Internet customers(2)	4.9%	4.6%	12.3%	14.4%

(1)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period.

(2)	Shaw first published churn statistics in the fourth quarter of 2003. A review of the data and methodology results in the fourth quarter churn for Internet and digital being 5.5% and 5.0% respectively. It should also be noted that seasonality and marketing programs could impact any comparison of quarterly churn on a sequential basis.

COMBINED SATELLITE (DTH and Satellite Services)

FINANCIAL HIGHLIGHTS

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
($000s Cdn)	2004	2003	%	2004	2003	%
Service revenue (third party)(1)	152,726	135,933	12.4	435,804	398,971	9.2

Service operating income before amortization(1)(2)	42,411	24,585	72.5	109,448	61,624	77.6
Less:
Interest(3)	10,756	17,522	(38.6)	34,665	53,554	(35.3)
Cash taxes on net income	155	246	(37.0)	467	707	(33.9)

Cash flow before the following	31,500	6,817	362.1	74,316	7,363	909.3

Capital expenditures and equipment costs (net):
Success based	19,643	21,416	(8.3)	72,904	93,959	(22.4)
Other	1,321	1,174	12.5	2,287	4,180	(45.3)

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	20,964	22,590	(7.2)	75,191	98,139	(23.4)

Free cash flow(4)	10,536	(15,773)	166.8	(875)	(90,776)	99.0

(1)	In conjunction with this quarter’s adoption of EIC 141, the Company separated the reporting of its ongoing service revenue from the amortization of equipment revenue. See Note 1 to the unaudited interim Consolidated Financial Statements in respect of the change in accounting policy and change in accounting presentation and Note 2 to the unaudited interim Consolidated Financial Statements in respect of equipment revenue reported by the division. The impact of the accounting change resulted in a change in presentation of the Satellite division’s revenue and resulted in a nominal increase in the division’s operating income before amortization and free cash flow.

(2)	Service operating income before amortization is presented because it is a widely accepted financial indicator of a company’s ability to service and/or incur debt. Service operating income before amortization is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to net income or any other measure of performance required by Canadian or US GAAP. This non-GAAP measure has no standardized meaning and is unlikely to be comparable to similar measures presented by other companies.

(3)	Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay prior outstanding Satellite debt and to fund accumulated cash deficits of Cancom and Star Choice.

(4)	Free cash flow is presented because it represents a company’s ability to repay debt. Free cash flow is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to net income or any other measure of performance required by Canadian or US GAAP. This non-GAAP measure has no standardized meaning and is unlikely to be comparable to similar measures presented by other companies.

The Satellite division surpassed a significant milestone with its first posting of positive free cash flow in a quarter, which amounted to $10.5 million compared to approximately negative $0.9 million in the previous quarter and negative $15.8 million the same quarter last year. On a year-

Shaw Communications Inc.

to-date basis the division was cash flow negative $0.9 million compared to negative $90.8 million in the same period last year. The improvement resulted from improved economies of scale on a larger DTH subscriber base, rate increases, reduced success-based expenditures due to lower customer activations, cost reductions and reduced interest expense as a result of last year’s redemption of the US $150 million senior secured notes of Star Choice and this year’s repayment of the $250 million Cancom structured note.

DTH (Star Choice)

FINANCIAL HIGHLIGHTS

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
($000s Cdn)	2004	2003	%	2004	2003	%
Service revenue (third party)(1)	132,181	114,138	15.8	374,665	330,785	13.3
Service operating income before amortization	31,793	15,010	111.8	78,355	32,558	140.7
Operating margin	24.1%	13.2%	10.9	20.9%	9.8%	11.1

(1)	In conjunction with this quarter’s adoption of EIC 141, the Company separated the reporting of its ongoing service revenue from the amortization of equipment revenue. See Note 1 to the unaudited interim Consolidated Financial Statements in respect of the change in accounting policy and Note 2 to the unaudited interim Consolidated Financial Statements in respect of equipment revenue reported by the division. The impact of the accounting change resulted in a change in presentation of DTH revenue only; operating income before amortization was not impacted.

Customer Statistics

			Three months ended		Nine months ended
	May 31,	August 31,
	2004	2003	Growth	%	Growth	%
Star Choice customers(1)	826,397	808,526	12,344	1.5	17,871	2.2

(1)	Including seasonal customers who temporarily suspend their service.

	Three months ended		Nine months ended
	May 31,	May 31,	May 31,	May 31,
Churn(2)	2004	2003	2004	2003
Star Choice customers	2.9%	3.5%	12.4%	12.9%

(2)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period.

HIGHLIGHTS FOR THE QUARTER

•	DTH added 12,344 customers in this quarter compared to 8,259 in the same quarter last year.

•	Service operating income before amortization at Star Choice was $31.8 million compared to $15.0 million in the third quarter of fiscal 2003.

Shaw Communications Inc.

•	Effective February 1, 2004, the monthly fee on most programming packages increased by $3. This resulted in an increase in revenue of approximately $2 million per month when fully implemented by the end of March 2004.

Service revenue increased by 15.8% over the same quarter last year and 13.3% for the nine-month period as a result of rate increases and subscriber growth. The growth in revenue plus cost savings, including call center efficiencies and lower sales and marketing expenses, more than doubled service operating income before amortization with increases of 111.8% and 140.7% over the respective quarter and nine months ended last year. The current quarter includes an adjustment of $1.2 million in respect of the final determination of a new copyright liability that relates to periods from January 2001 to the present. This new copyright tariff will have minimal impact on future results.

Star Choice produced solid customer metrics with the addition of 12,344 customers during the quarter compared to 8,259 in the same quarter last year and 6,483 in the previous quarter. Customer churn was 2.9% compared to 3.5% the same quarter last year and 12.4% on a year-to-date basis versus 12.9% last year. The customer growth and reduced churn is a notable accomplishment during a quarter which started with a $3 rate increase.

The increase in customer retention was due to sustained excellent customer service starting with the call center where the percentage of abandoned calls dropped to 1% compared to 47% a year ago. Not only does this reduce churn, but also significantly reduces long distance fees due to lower call wait times. In addition, customer growth is attributable to the attractiveness of Star Choice’s simple and affordable entry offers, where unlike its direct competitor, there are no long-term contracts that lock customers into high end programming packages. The attractiveness of Star Choice’s offer was also enhanced with the introduction of 15 new video services during the quarter. These new services are a value-add to Star Choice customers as they are able to take advantage of more time-shifting opportunities in their TV viewing.

Early next fiscal year, Star Choice intends to further enhance its service offerings. First, Star Choice expects to be operating with additional satellite capacity on Telesat’s Anik F2 which replaces the Anik E2R. This will enable Star Choice to offer its customers a higher number of HDTV channels. Second, Star Choice plans to introduce new receivers. The new receivers will provide a more economical entry point for new customers and will enable existing customers to expand Star Choice services in their homes.

Shaw Communications Inc.

Satellite Services

FINANCIAL HIGHLIGHTS

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
($000's Cdn)	2004	2003	%	2004	2003	%
Service revenue (third party)(1)	20,545	21,795	(5.7)	61,139	68,186	(10.3)
Service operating income before amortization(1)	10,618	9,575	10.9	31,093	29,066	7.0
Operating margin	51.7%	43.9%	7.8	50.9%	42.6%	8.3

(1)	In conjunction with this quarter’s adoption of EIC 141, the Company separated the reporting of its ongoing service revenue from the amortization of equipment revenue. See Note 1 to the unaudited interim Consolidated Financial Statements in respect of the change in accounting and Note 2 to the unaudited interim Consolidated Financial Statements in respect of equipment revenue reported by the division. The impact of the accounting change resulted in a change in presentation of the Satellite Services division’s revenue and resulted in a nominal increase in the division’s operating income before amortization.

Excluding the Business Television business sold effective March 21, 2003, service revenue decreased 3.0% over the same quarter and increased 0.3% over the nine months ended last year. The decrease for the quarter is primarily due to reduced satellite relay distribution undertaking (“SRDU”) revenue as a result of competition. Service operating income before amortization, excluding the Business Television business, increased 9.6% and 10.1%, respectively, due to lower costs as a result of various cost savings initiatives.

OTHER OPERATING COSTS:

Included in service operating income before amortization are other operating costs as outlined in Note 2 to the unaudited interim Consolidated Financial Statements. Other operating costs of $6.5 million for the nine months ended May 31, 2004 is comprised of a settlement of a legal suit in respect of an alleged breach of contract terms. The amount of the settlement in excess of the Company’s provision thereto of $6.5 million was expensed during the second quarter of this year. Other operating costs of $4.4 million in the third quarter of last year is in respect of a write-down of DTH inventory. For the nine months ended May 31, 2003, other operating costs include the aforementioned inventory write-down plus a restructuring charge of $4.8 million in respect of the satellite division. The provision included severance costs of $4 million and $0.8 million of exit costs to centralize operational functions in Calgary. Approximately $3.5 million of severance costs were incurred last year and the remaining severance and exit costs were incurred this year.

Shaw Communications Inc.

OTHER INCOME AND EXPENSE ITEMS:

Amortization

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
($000s Cdn)	2004	2003	%	2004	2003	%
Amortization revenue (expense) —
Deferred IRU revenue	3,085	2,953	4.5	9,000	8,858	1.6
Deferred equipment revenue	16,722	20,875	(19.9)	64,245	71,704	(10.4)
Deferred equipment cost	(51,413)	(59,267)	(13.3)	(173,161)	(181,603)	(4.6)
Deferred charges	(1,615)	(3,299)	(51.0)	(6,226)	(18,674)	(66.7)
Property, plant and equipment	(106,455)	(107,324)	(0.8)	(309,271)	(320,104)	(3.4)

Amortization of deferred IRU revenue remained relatively unchanged.

As outlined above, in conjunction with the adoption of changes required by EIC 141, the Company segregated the presentation of the amortization of equipment revenue and equipment cost in its income statement. Equipment revenue and cost of equipment on customer premise equipment is deferred and recognized over the anticipated term of the related future revenue with the period of recognition spanning over two years for cable and DTH equipment and five years for Satellite Services equipment. The year-over-year decrease in the amortization of the deferred equipment revenue of 19.9% and 10.4% in the quarter and nine months ended is primarily the result of lower sales of DTH and truck tracking equipment over the last few years. Accordingly, the recognition of the deferred cost of equipment decreased 13.3% and 4.6% over the quarter and nine months ended respectively.

Amortization of deferred charges decreased over the comparative periods primarily due to marketing launch costs becoming fully amortized in the prior year and lower amortization of deferred financing costs resulting from the repayment of the Big Pipe and Cancom bank facilities. Amortization on property, plant and equipment decreased over the comparative nine-month period primarily due to the sale of the US cable systems.

Interest

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
($000s Cdn)	2004	2003	%	2004	2003	%
Interest	54,292	63,299	(14.2)	165,618	196,759	(15.8)

Interest charges decreased over the same periods last year as a result of reduced consolidated debt levels which occurred primarily in the latter portion of 2003 when Shaw began generating positive free cash flow on a consolidated basis and on repayment of debt with the sale of the US cable systems on June 30, 2003. In addition, Shaw’s weighted average cost of borrowing decreased from 7.6% as at May 31, 2003 to 7.4% as at May 31, 2004 as a result of debt restructuring including the repayment of the US $150 million Senior unsecured notes of Star

Shaw Communications Inc.

Choice, the $250 million Cancom structured note, the Cancom credit facility and the Cancom subordinated credit facility.

Foreign exchange gain (loss) on unhedged and hedged long-term debt

Shaw records foreign exchange gains and losses on the translation of foreign denominated unhedged long-term debt, which at May 31, 2004 was comprised of US $51.5 million of bank debt. As a result of fluctuations of the Canadian dollar relative to the US dollar, the Company recorded a foreign exchange loss of $1.5 million for the quarter and a gain of $1.4 million for the nine months ended May 31, 2004. In the comparative quarter and nine months ended last year, the foreign exchange gains of $23.9 million and $39.4 million resulted from the strengthening of the Canadian dollar relative to the US dollar on the translation of foreign denominated unhedged debt, which included the Star Choice US $150 million Senior unsecured notes.

As required by generally accepted accounting principles (“GAAP”) the Company is required to translate long-term debt at the period-end and year-end foreign exchange rates. The resulting foreign exchange gains or losses on translating hedged long-term debt are included in deferred credits or deferred charges. As a result, the amount of hedged long-term debt that is reported under GAAP is often different than the final amounts that the hedged debt would be settled at under existing cross-currency interest rate agreements. As outlined in Note 4 to the unaudited interim Consolidated Financial Statements, if the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal) long-term debt would increase by $159.6 million (2003 — $138.1 million) which represents the corresponding deferred foreign exchange gain included in deferred credits.

Debt restructuring costs

In November 2003, the Company issued $350 million of Senior unsecured notes at 7.5% and used the net proceeds to repay its $350 million credit facility due February 10, 2006. The Company incurred $2.4 million in debt restructuring costs in connection with the repayment comprised of approximately $1.0 million on the cancellation of a related interest rate hedge on the $350 million and approximately $1.4 million on the write-off of deferred financing charges on the credit facility. The debt restructuring resulted in the extension of Shaw’s credit horizon for another 8 years on $350 million of debt at a fixed rate of 7.5%.

RISKS AND UNCERTAINTIES

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2003.

FINANCIAL POSITION

Overview

Total assets at May 31, 2004 were $7.6 billion compared to $7.7 billion at August 31, 2003. The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2003.

Shaw Communications Inc.

Current assets decreased by $39.1 million due to a reduction in accounts receivable of $18.4 million primarily due to timing and improved collection of subscriber receivables and a decrease in cash and term deposits of $20.8 million.

Property, plant and equipment decreased by $109.7 million primarily resulting from current year amortization being in excess of capital expenditures and amounts acquired on business acquisitions.

Deferred charges decreased by $23.6 million resulting primarily from a net decrease in equipment subsidies of $13.8 million and related deferred equipment costs of $13.0 million (offset with a corresponding decrease in related deferred equipment revenues as outlined below).

Broadcast licenses increased by $57.9 million due to the acquisition of certain cable systems of Monarch Cablesystems Ltd.

Current liabilities, excluding the current portion of long-term debt, decreased by $14.0 million primarily due to timing of interest payments and was partially offset by increased income taxes payable due to timing of tax installments.

Long-term debt, including current portion, decreased by $123.8 million resulting from the net repayment of Shaw Communications Inc. and Cancom debt of $114.4 million and a decrease of $22.9 million relating to the translation of the U.S. denominated debt. This was offset by an increase in the Burrard Landing Lot 2 Holdings Partnership debt of $13.5 million.

Deferred credits increased by $4.2 million primarily from a $21.5 million increase in deferred foreign exchange gains on the translation of hedged U.S. denominated debt and a $5.7 million prepayment on the grant of a new IRU which was offset by $9.0 million in amortization of prepaid IRU rental revenue and a $13.5 million decrease in deferred equipment revenues (offset with a corresponding decrease in related deferred equipment costs as outlined above). Future income taxes increased by $16.3 million due to the future income tax expense in the current year offset by the future income tax asset recorded on the purchase of cable systems from Monarch Cablesystems Ltd.

Share capital increased by $33.6 million primarily due to $65.0 million on the issuance of 3,737,780 Class B Non-Voting Shares on the acquisition of certain cable systems of Monarch offset by $31.6 million on the repurchase of 3,296,500 Class B Non-Voting Shares for cancellation.

LIQUIDITY AND CAPITAL RESOURCES

Last year, Shaw strengthened its financial position through the sale of non-strategic assets, including the sale of the US cable assets, and through the generation of consolidated free cash flow of $96.8 million. Shaw continued its focus on strengthening its financial position with the generation of $222.8 million of free cash flow for the nine months ended May 31, 2004. Shaw used its free cash flow of $222.8 million plus cash of $21.4 million to purchase $69.2 million of Class B Non-Voting Shares for cancellation, pay dividends on Class A and Class B Non-Voting

Shaw Communications Inc.

Shares of $25.3 million, purchase the Monarch cable systems for a cash component of $24.2 million, pay deferred costs including financing costs of $11.0 million and repay net debt of Shaw Communications Inc. and Cancom of approximately $114.4 million.

Shaw earlier received approval from The Toronto Stock Exchange (“TSX”) to make a normal course issuer bid to purchase its Class B Non-Voting Shares for the period November 7, 2003 to November 6, 2004. Under the bid, Shaw is authorized to acquire up to 11,000,000 Class B Non-Voting Shares, representing approximately 5% of the issued and outstanding Class B Non-Voting Shares. The purchase and cancellation of outstanding Class B Non-Voting Shares under the bid may represent an opportunity to provide capital appreciation and market stability for the benefit of Shaw’s shareholders. Pursuant to the normal course issuer bid, during the quarter Shaw repurchased 1,200,000 of its Class B Non-Voting Shares for cancellation for $27.3 million for a year-to-date total of 3,296,500 Class B Non-Voting Shares for a total of $69.2 million.

The Company also improved its financial flexibility in fiscal 2004 through the continued reorganization of its debt. During the first quarter, Shaw issued $350 million in Senior unsecured notes at a rate of 7.5% due November 20, 2013. The net proceeds (after issue expenses and underwriting expenses) from the issuance of the notes were $343.1 million and were used to repay the $350 million credit facility due February 10, 2006. Shaw cancelled its interest rate hedge for the $350 million facility incurring costs of approximately $1.0 million. As a result of the debt restructuring, Shaw was able to extend $350 million of its credit horizon for another 8 years at a fixed rate of 7.5%. In addition, this quarter Shaw amended its revolving credit facility such that $910 million will be available through to April 30, 2009. Previously, the revolving facility was subject to an amortization schedule which reduced the facility to nil at April 30, 2007. The amended facility continues to be unsecured and will rank pari passu with the senior unsecured notes. The amendment provides Shaw with increased flexibility, longer debt horizon and underscores the significant credit support that Shaw has from its existing banking syndicate.

On December 15, 2003, Shaw repaid the $250 million Cancom Structured Note with $22 million in cash and the drawdown of its own credit facility. Shaw has access to approximately $0.8 billion of available credit facilities based on existing bank covenants and will have access to these facilities for the foreseeable future. Based on the existing business performance which generates positive free cash flow after meeting day-to-day operating expenses (including capital expenditures), access to available credit facilities and scheduled long-term debt repayments, Shaw expects to have sufficient liquidity to meet both current and foreseeable future commitments.

Shaw Communications Inc.

CASH FLOW

Operating Activities

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
($000s Cdn)	2004	2003	%	2004	2003	%
Cash flow from operations	177,748	138,339	28.5	502,214	378,626	32.6
Net change in non-cash working capital balances related to operations	5,127	(15,749)	132.6	12,759	9,029	41.3

	182,875	122,590	49.2	514,973	387,655	32.8

Cash flow from operations increased mainly as a result of the strong growth in profitability in the Cable and DTH divisions and reduced interest expense. Cash flow from working capital decreased in the quarter primarily due to timing of accounts payable and accrued liabilities, including interest payments, and timing of collection of subscriber accounts receivable.

Investing Activities

	Three months ended May 31,			Nine months ended May 31,
($000s Cdn)	2004	2003	Decrease	2004	2003	Decrease
Cash flow used in investing activities	(119,546)	(55,174)	(64,372)	(313,046)	(270,046)	(43,000)

During the three months ended May 31, 2004 the principal use of cash was for capital expenditures, and equipment subsidies amounting to $90.0 million (2003 — $87.7 million) plus $24.1 million on the purchase of the Monarch cable systems. In the nine months ended May 31, 2004, the principal use of cash was for capital expenditures and equipment subsidies of $270.6 million (2003 — $332.6 million) and $24.2 million on the purchase of the aforementioned cable systems.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended		Nine months ended
	May 31,	May 31,	May 31,	May 31,
(In $millions Cdn)	2004	2003	2004	2003
Repayment of $350 million credit facility	—	—	(350.0)	—
Repayment of $250 million Structured Note	—	—	(250.0)	—
Proceeds on $350 million Senior notes	—	—	350.0	—
Bank loans and bank indebtedness — net borrowings (repayments)	(35.0)	(5.0)	136.3	(57.1)
Repayment of Cancom credit facilities	—	(40.0)	—	(364.0)
Proceeds on term loan	—	—	—	350.0
Purchase of Class B Non-Voting Shares for cancellation	(27.3)	—	(69.2)	—
Dividends and equity entitlements	(22.4)	(11.0)	(55.2)	(36.4)
Debt restructuring costs	—	—	(1.0)	—
Proceeds on prepayment of IRU	—	—	2.9	—
Increase in Partnership bank loans	5.0	3.1	13.5	6.8

	(79.7)	(52.9)	(222.7)	(100.7)

Shaw Communications Inc.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Certain statements included and incorporated by reference herein constitute forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, intend”, “target”, “guideline”, “goal”, and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of Shaw is subject to a number of risks and uncertainties, including, but not limited to, general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, our actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.

You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speak only as of the date on which it was originally made and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in our expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors emerge from time to time, and it is not possible for us predict what factors will arise or when. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Shaw Communications Inc.

CONSOLIDATED BALANCE SHEETS
(Unaudited)

	May 31,	August 31,
[thousands of Canadian dollars]	2004	2003
		Restated – note 1
ASSETS
Current
Cash and term deposits	—	20,753
Accounts receivable	125,477	143,920
Inventories	60,526	55,364
Prepaids and other	11,710	16,783

	197,713	236,820
Investments and other assets	49,641	49,415
Property, plant and equipment	2,305,965	2,415,662
Deferred charges	269,437	293,065
Intangibles
Broadcast licenses	4,685,582	4,627,728
Goodwill	88,111	88,111

	7,596,449	7,710,801

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness	677	—
Accounts payable and accrued liabilities	387,293	413,712
Income taxes payable	23,413	15,725
Unearned revenue	93,449	89,359
Current portion of long-term debt [note 4]	307,088	271,520

	811,920	790,316
Long-term debt [note 4]	2,486,151	2,645,548
Deferred credits	855,199	850,991
Future income taxes	941,575	925,281

	5,094,845	5,212,136

Shareholders’ equity
Share capital [note 5]	2,868,472	2,834,878
Contributed surplus	222	—
Deficit	(367,557)	(336,695)
Cumulative translation adjustment	467	482

	2,501,604	2,498,665

	7,596,449	7,710,801

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT
(Unaudited)

	Three months ended		Nine months ended
	May 31,		May 31,
[thousands of Canadian dollars except per share amounts]	2004	2003	2004	2003
		Restated – note 1		Restated – note 1
Service revenue [note 2]	532,015	505,920	1,547,928	1,496,125
Operating, general and administrative expenses	294,356	300,307	861,205	902,570

Service operating income before amortization [note 2]	237,659	205,613	686,723	593,555
Amortization:
Deferred IRU revenue	3,085	2,953	9,000	8,858
Deferred equipment revenue [note 2]	16,722	20,875	64,245	71,704
Deferred equipment cost [note 2]	(51,413)	(59,267)	(173,161)	(181,603)
Deferred charges	(1,615)	(3,299)	(6,226)	(18,674)
Property, plant and equipment	(106,455)	(107,324)	(309,271)	(320,104)

Operating income	97,983	59,551	271,310	153,736
Interest on long-term debt	(54,292)	(63,299)	(165,618)	(196,759)

	43,691	(3,748)	105,692	(43,023)
Gain on sale of investments	—	1,111	—	1,228
Write-down of investments	—	(15,000)	—	(15,000)
Gain on redemption of SHELS	—	75,342	—	119,521
Loss on sale of satellite assets	—	—	—	(3,800)
Foreign exchange gain (loss) on unhedged long-term debt	(1,475)	23,935	1,367	39,436
Debt restructuring costs	—	—	(2,428)	—
Provision for loss on sale and write-down of assets	—	(80,000)	—	(130,000)
Other revenue	1,440	4,329	2,468	5,270

Income (loss) before income taxes	43,656	5,969	107,099	(26,368)
Income tax expense	18,599	19,021	44,833	22,940

Income (loss) before the following	25,057	(13,052)	62,266	(49,308)
Equity income (loss) on investees	(229)	53	(239)	(1,941)

Net income (loss)	24,828	(12,999)	62,027	(51,249)
Deficit beginning of period as previously reported	(358,873)	(305,288)	(340,294)	(240,737)
Adjustment for change in accounting policy [note 1]	3,783	3,117	3,599	2,635

Deficit, beginning of period as restated	(355,090)	(302,171)	(336,695)	(238,102)
Reduction on Class B Non-Voting Shares purchased for cancellation	(15,843)	—	(37,677)	—
Dividends —
Class A and Class B Non-Voting Shares	(11,475)	—	(25,309)	(5,768)
Equity instruments (net of income taxes)	(9,977)	(10,007)	(29,903)	(30,058)

Deficit, end of period	(367,557)	(325,177)	(367,557)	(325,177)

Earnings (loss) per share [note 6]
Basic and diluted	0.06	(0.10)	0.14	(0.35)

[thousands of shares]
Weighted average participating shares outstanding during period	232,091	231,848	231,394	231,848
Participating shares outstanding, end of period	232,307	231,848	232,307	231,848

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended		Nine months ended
	May 31,		May 31,
[thousands of Canadian dollars except per share amounts]	2004	2003	2004	2003
		Restated – note 1		Restated – note 1
OPERATING ACTIVITIES [note 7]
Cash flow from operations	177,748	138,339	502,214	378,626
Net change in non-cash working capital balances related to operations	5,127	(15,749)	12,759	9,029

	182,875	122,590	514,973	387,655

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(61,247)	(52,131)	(177,525)	(203,381)
Additions to equipment costs (net) [note 2]	(28,761)	(35,594)	(93,058)	(129,196)
Net reduction (addition) to inventories	(4,035)	14,077	(9,825)	44,583
Cable systems acquisitions [note 3]	(24,069)	(815)	(24,214)	(2,126)
Proceeds on sale of satellite assets	—	6,461	—	6,461
Proceeds on sale of investments and other assets	2,881	15,974	3,506	20,101
Costs on redemption of SHELS	—	(1,683)	—	(2,113)
Acquisition of investments	(206)	(1,202)	(917)	(2,349)
Additions to deferred charges	(4,109)	(261)	(11,013)	(2,026)

	(119,546)	(55,174)	(313,046)	(270,046)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	677	—	677	(2,303)
Increase in long-term debt	54,995	28,110	661,961	501,959
Long-term debt repayments	(85,666)	(70,000)	(762,902)	(564,000)
Debt restructuring costs	—	—	(969)	—
Proceeds on prepayment of IRU	—	—	2,850	—
Purchase of Class B Non-Voting Shares for cancellation	(27,344)	—	(69,216)	—
Issue of Class B Non-Voting Shares, net of after-tax expenses	(32)	—	133	—
Dividends paid —
Class A and Class B Non-Voting Shares	(11,475)	—	(25,309)	(5,768)
Equity instruments, net of current income taxes	(10,878)	(10,980)	(29,901)	(30,609)

	(79,723)	(52,870)	(222,676)	(100,721)

Effect of currency translation on cash balances and cash flows	3	11	(4)	(102)

Increase (decrease) in cash	(16,391)	14,557	(20,753)	16,786
Cash, beginning of the period	16,391	2,229	20,753	—

Cash, end of the period	—	16,786	—	16,786

Cash includes cash and term deposits

See accompanying notes

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

1.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The unaudited interim Consolidated Financial Statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these unaudited interim Consolidated Financial Statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited consolidated financial statements. As a result, these unaudited interim Consolidated Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2003.

The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

Adoption of recent Canadian accounting pronouncements

Revenue arrangements with multiple deliverables

The Emerging Issues Committee (EIC) recently issued Abstract 142, “Revenue Arrangements with Multiple Deliverables”, which the Company must adopt either prospectively or retroactively with restatement beginning March 1, 2004. This Abstract is consistent with the U.S. standard with the same title, and addresses both when and how an arrangement involving multiple deliverables should be divided into separate units of accounting and how the arrangement’s consideration should be allocated among separate units. The Company determined that in both its cable and satellite divisions it has multiple deliverables of subscriber connection fee revenue, customer premise equipment revenue and related subscription revenue. According to the criteria outlined in EIC 142, management has determined that these should not be considered separate units of accounting. As a result, these multiple revenue streams must be assessed as an integrated package under the guidance of EIC Abstract 141 outlined below.

Revenue recognition

Concurrent with EIC 142, the EIC issued Abstract 141, “Revenue Recognition”, which the Company must adopt either prospectively or retroactively with restatement beginning March 1, 2004. This Abstract was issued to summarize principles set forth in the SEC’s Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements. The Abstract provides general interpretative guidance on the application of CICA 3400, “Revenue”. As outlined above, the Company has multiple deliverable arrangements of subscriber connection fee revenue, customer premise equipment and related subscription revenue that must be assessed as an integrated package under EIC 141. Under EIC 141, up-front fees such as subscriber connection fees and amounts charged on customer premise equipment, that have no utility to the purchaser separate and independent of the seller providing additional products or services, must be deferred and recognized systematically over the periods that the fees for the additional products or services are earned. The impact of the retroactive adoption of this policy is as follows:

•	Subscriber connection fees received from customers are deferred and recognized as revenue over two years. The incremental and direct costs of the connection in an amount not exceeding the initial subscriber connection fee revenue is now deferred and recognized as an operating expense over the same two-year period. Previously, subscriber connection fees were recognized immediately in revenue as they were considered to represent a partial recovery of initial selling expenses and related administrative and general office expenses.

•	Revenue from sales of DTH equipment, DCTs and modems is deferred and recognized as revenue over a two-year period commencing when subscriber service is activated. The total cost of the equipment,

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

including installation, is deferred and recognized as an operating expense over the same two-year period. Previously the equipment revenue and an equal cost were recognized as revenue and expense immediately upon the activation of the related subscriber service and the resulting equipment subsidy, being the difference between the revenue received and the actual cost of the equipment including installation, was deferred and amortized over two years.

•	Tracking hardware sales and cost of goods sold are now deferred and recognized as revenue and operating expense over the related service contract for monthly service charges for air time which is generally five years. Previously, the revenue, costs and profit on tracking hardware sales were recognized when the goods were shipped. As a result of this accounting change, the Company adjusted its opening purchase equation on the acquisition of Cancom in fiscal 2000 to recognize deferred credits of $46,379, deferred charge of $32,282 and a reduction to future income tax liability of $4,934 attributable to deferred net revenue on tracking hardware sales. The adjustment in the purchase equation resulted in the recognition of additional goodwill of $9,163.

•	In conjunction with the adoption of EIC 141, the Company changed its income statement presentation to distinguish amortization of deferred equipment revenue and deferred equipment cost from the revenue and expenses from ongoing service activities. The equipment revenue and equipment cost are deferred and recognized over the anticipated term of the future revenue (i.e. the monthly service subscription revenue) with the period of recognition spanning over two to five years. As a result, the equipment revenue and expense are non-cash items on the income statement, similar to the Company’s recognition of deferred IRU revenue, which the Company also currently separates from ongoing revenue. Further, within the lifecycle of a customer relationship, the customer generally purchases the customer premise equipment only once, at the beginning of that relationship, whereas the subscription revenue represents a continuous revenue stream throughout that customer relationship. Therefore, in addition to the segregated presentation providing consistent treatment as the amortization of IRU revenue, it also provides a clearer distinction within the income statement between cash and non-cash activities and between upfront revenue streams and continuous revenue streams, which assists financial statement readers to predict future cash flows from operations.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

A summary of the above-mentioned reclassifications and adjustments is as follows:

Income statement:

	Three months ended May 31,		Nine months ended May 31,
	2004	2003	2004	2003
Increase (decrease) in $000s CDN	$	$	$	$
Revenue:
Remove equipment revenue previously reported prior to adoption of EIC 141	(14,081)	(15,739)	(50,736)	(60,296)

Operating, general and administrative expenses:
Remove equipment cost previously reported prior to adoption of EIC 141	(13,091)	(14,903)	(48,283)	(58,102)

Amortization — deferred equipment revenue
Cable	5,494	6,416	20,304	20,612
DTH	7,683	10,179	34,172	39,581
Satellite Services	3,545	4,280	9,769	11,511

	16,722	20,875	64,245	71,704

Amortization — deferred equipment cost
Cable	19,774	25,168	62,645	71,575
DTH	29,286	31,026	103,685	101,824
Satellite Services	2,353	3,073	6,831	8,204

	51,413	59,267	173,161	181,603

Amortization — deferred charges	(35,883)	(39,599)	(111,854)	(113,206)

Operating income before amortization — Satellite Services	202	371	485	1,113
Future income tax expense	71	130	170	390

Net income	131	241	315	723

The change in net income had no impact on earnings per share.

As a result of the retroactive adoption of these changes, the August 31, 2003 balance sheet was restated to increase goodwill by $9,163; increase deferred charges by $107,078; increase deferred credits by $115,638; decrease future income tax liability by $2,996 and to decrease the deficit by $3,599.

Stock-based compensation and other stock-based payments

Commencing September 1, 2003, the Company prospectively adopted the amended Canadian standard for stock-based compensation and other stock-based payments which now requires that all stock-based compensation awards be accounted for at fair value. No restatement of prior periods was required as a result of adoption of the amended standard.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

Reclassification and Income Statement presentation

In the second quarter, the Company reclassified DTH customer premise equipment inventory sold to retailers and not yet activated, net of related working capital, to deferred charges. Previously when inventory was sold to retailers at a subsidized price, the inventory item remained classified as inventory and the cash received on sale was recorded as unearned revenue. Upon activation, the inventory net of the cash received was transferred to deferred charges as an equipment subsidy and was deferred and amortized over two years. The Company reviewed the terms of its sales contracts with its retailers and believes the classification as a deferred charge is more appropriate as the risks and rewards of the inventory has passed to the retailer upon the sale. In conjunction with the adoption of EIC 141, the Company will commence the recognition of the deferred equipment revenue and deferred equipment costs upon activation of the subscriber service. As a result in the change of accounting presentation, accounts receivable has increased by $3,265 (2003 — $2,922), inventory has decreased by $24,708 (2003 — $26,423), deferred charges has increased by $15,293 (2003 — $16,942) and unearned revenue has decreased by $6,150 (2003 — $6,559). There is no impact on earnings as a result of this change.

Recent Canadian accounting pronouncements

Generally accepted accounting principles

In June 2003, the CICA released Handbook Section 1100, “Generally Accepted Accounting Principles”. This Section establishes standards for financial reporting in accordance with Canadian GAAP, and describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The new standard specifies that industry practice does not constitute GAAP unless they are consistent with the primary source of GAAP. The new standard is effective on a prospective basis beginning September 1, 2004. The Company is currently evaluating the impact of adoption on its consolidated financial statements.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

2.	BUSINESS SEGMENT INFORMATION

The Company provides cable television services, high-speed Internet access and Internet infrastructure services (Big Pipe) (“Cable”); DTH (Star Choice) satellite services; and, satellite distribution services. All of these operations are located in Canada except for two small cable television systems located in the United States which were sold effective June 30, 2003. Information on operations by segment is as follows:

Operating information

	Three months ended		Nine months ended
	May 31,		May 31,
	2004	2003	2004	2003
	$	$	$	$
Service revenue
Cable	379,967	370,651	1,114,058	1,099,120
DTH	133,397	115,449	378,305	334,704
Satellite Services	24,045	26,353	71,639	81,703

	537,409	512,453	1,564,002	1,515,527
Inter segment —
Cable	(678)	(664)	(1,934)	(1,966)
DTH	(1,216)	(1,311)	(3,640)	(3,919)
Satellite Services	(3,500)	(4,558)	(10,500)	(13,517)

	532,015	505,920	1,547,928	1,496,125

Service operating income before amortization
Cable	195,248	185,428	583,759	541,181
DTH	31,793	15,010	78,355	32,558
Satellite Services	10,618	9,575	31,093	29,066
Other operating costs —
Litigation settlement	—	—	(6,484)	—
Satellite restructuring	—	—	—	(4,850)
DTH write-down of inventory	—	(4,400)	—	(4,400)

	237,659	205,613	686,723	593,555

Amortization — deferred equipment revenue
Cable	5,494	6,416	20,304	20,612
DTH	7,683	10,179	34,172	39,581
Satellite Services	3,545	4,280	9,769	11,511

	16,722	20,875	64,245	71,704

Amortization — deferred equipment cost
Cable	19,774	25,168	62,645	71,575
DTH	29,286	31,026	103,685	101,824
Satellite Services	2,353	3,073	6,831	8,204

	51,413	59,267	173,161	181,603

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

Capital expenditures

	Three months ended		Nine months ended
	May 31,		May 31,
	2004	2003	2004	2003
	$	$	$	$
Capital expenditures accrual basis
Cable	57,450	38,574	141,608	128,235
Corporate	8,664	12,763	21,366	28,493

Sub-total Cable including corporate	66,114	51,337	162,974	156,728

DTH	3,301	819	12,421	30,857
Satellite services	92	385	514	1,888

Sub-total Satellite	3,393	1,204	12,935	32,745

Total capital expenditures accrual basis	69,507	52,541	175,909	189,473
Change in working capital related to capital expenditures	(8,260)	(410)	1,616	13,908

Additions to property, plant and equipment per Consolidated Statements of Cash Flows	61,247	52,131	177,525	203,381

Equipment costs (net of revenue received)
Cable	9,998	13,001	27,864	60,495
DTH	18,763	22,593	65,194	68,701

Additions to equipment costs (net) per Consolidated Statements of Cash Flows	28,761	35,594	93,058	129,196

Free cash flow calculations:
Cable:
Capital expenditures on an accrual basis as above	66,114	51,337	162,974	156,728
Equipment costs (net) as above	9,998	13,001	27,864	60,495
Less: Partnership capital expenditures(1)	(4,995)	(3,066)	(13,460)	(7,320)
Less: IRU prepayments(2)	(179)	—	(1,132)	—

Capital expenditures and equipment costs (net) per free cash flow statement	70,938	61,272	176,246	209,903

Satellite:
Capital expenditures on an accrual basis as above	3,393	1,204	12,935	32,745
Satellite services equipment profit	(1,192)	(1,207)	(2,938)	(3,307)
Equipment cost (net)	18,763	22,593	65,194	68,701

Capital expenditures and net equipment costs per free cash flow statement	20,964	22,590	75,191	98,139

(1)	Consolidated capital expenditures include the Company’s 38.3% proportionate share of the Burrard Landing Lot 2 Holdings Partnership (“Partnership”) capital expenditures which the Company is required to proportionately consolidate (see Note 1 to the Company’s 2003 Consolidated Financial Statements). As the Partnership is financed by its own credit facility, this is a non-cash item for the Company for the purposes of calculating free cash flow.

(2)	The Company received prepayments in respect of its grant of an indefeasible right to use (“IRU”) certain specifically identified fibres built during the period. These prepayments are recorded as deferred revenue and are amortized over the period of the related IRU. For the purposes of calculating free cash flow, these prepayments are presented as a reduction of cash required for capital expenditures.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

Assets

	May 31, 2004
	Cable	DTH	Satellite services	Total
	$	$	$	$
Segment assets	5,854,007	954,071	563,007	7,371,085

Corporate assets				225,364

Total assets				7,596,449

	August 31, 2003
	Cable	DTH	Satellite services	Total
	$	$	$	$
Segment assets	5,891,064	1,002,951	587,085	7,481,100

Corporate assets				229,701

Total assets				7,710,801

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

3.	BUSINESS ACQUISITIONS

	Issue of Class B
	Non-Voting			Total purchase
	Shares	Cash	Accounts payable	price
	$	$	$	$
Monarch (i)	65,000	24,038	282	89,320
Other (ii)	—	176	—	176

	65,000	24,214	282	89,496

A summary of net assets acquired on cable system acquisitions, accounted for as purchases, is as follows:

$
Identifiable net assets at assigned fair values
Property, plant and equipment	27,146
Deferred charges	450
Broadcast licenses	57,854
Future income taxes	5,400

90,850
Working capital deficiency	(1,354)

Purchase price	89,496

(i)	Effective March 31, 2004, the Company purchased certain cable systems of Monarch Cablesystems Ltd. (“Monarch”) serving approximately 40,000 basic subscribers in the Medicine Hat (Medicine Hat, Taber, Brooks), Canmore (Canmore, Banff, Lake Louise) and southern B.C. (Hope, Fernie, Kimberley) regions. The results of Monarch’s operations have been included in the unaudited interim Consolidated Financial Statements since that date. The $65,000 value of the 3,737,780 Class B Non-Voting Shares issued was determined based upon the average market price around the date of the signing of the letter of intent on September 2, 2003. The purchase price allocation may be impacted by settlement of final closing adjustments. As part of the purchase agreement, the Company and Monarch have entered into an agreement whereby the Company will provide maintenance services in respect of parts of the fiber system that was retained by Monarch and in return, Monarch will pay access fees and related costs for the fiber that was acquired by the Company. No consideration was exchanged for this transaction which was valued at $2,000.

(ii)	Effective September 1, 2003, the Company purchased a cable television system serving approximately 200 subscribers in the interior of British Columbia.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2004 and 2003 [all amounts in thousands of Canadian dollars, except per share amounts]

4.	LONG-TERM DEBT

		May 31, 2004			August 31, 2003
	Effective	Translated			Translated
	interest	at period end	Adjustment for	Translated	at year end	Adjustment	Translated
	rates	exchange	hedged	at hedged	exchange	for hedged	at hedged
	%	rate	debt(1)	rate	rate	debt(1)	rate
		$	$	$	$	$	$
Corporate
Bank loans(2)	Fixed and variable	391,029	—	391,029	606,798	—	606,798
Senior notes —
Due April 11, 2005	7.05	275,000	—	275,000	275,000	—	275,000
Due October 17, 2007	7.40	300,000	—	300,000	300,000	—	300,000
US $440,000 due April 11, 2010	7.88	599,896	42,724	642,620	609,708	32,912	642,620
US $225,000 due April 6, 2011	7.68	306,765	49,073	355,838	311,783	44,055	355,838
US $300,000 due December 15, 2011	7.61	409,020	67,830	476,850	415,710	61,140	476,850
Due November 20, 2013(3)	7.50	350,000	—	350,000	—	—	—

		2,631,710	159,627	2,791,337	2,518,999	138,107	2,657,106

Cancom
Structured Note, due December 15, 2003(4)	7.00	—	—	—	250,000	—	250,000

Other subsidiaries and entities
Videon CableSystems Inc. 8.15% Senior Debentures Series “A” due April 26, 2010	7.63	130,000	—	130,000	130,000	—	130,000
Burrard Landing Lot 2 Holdings Partnership(5)	Variable	31,529	—	31,529	18,069	—	18,069

		161,529	—	161,529	148,069	—	148,069

Total consolidated debt		2,793,239	159,627	2,952,866	2,917,068	138,107	3,055,175
Less current portion(6)		307,088	—	307,088	271,520	—	271,520

		2,486,151	159,627	2,645,778	2,645,548	138,107	2,783,655

(1)	As required by GAAP, foreign denominated long-term debt is to be translated at the period-end and year-end rates and the resulting exchange gains and losses on translating hedged long-term debt are included in deferred charges or deferred credits. If the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principle), long-term debt would increase by $159,627 (2003 — $138,107) representing a corresponding amount in deferred credits. The hedged rates on the Senior notes of US $440 million, US $225 million and US $300 million are 1.4605, 1.5815 and 1.5895 respectively.

(2)	Availabilities under banking facilities are as follows at May 31, 2004:

	Total	Operating	Revolving(a)	Term(b)
	$	$	$	$
Total facilities	1,162,529	60,000	910,000	192,529
Amount drawn (excluding letters of credit of $1,310)	391,706	677	198,500	192,529

	770,823	59,323	711,500	—

(a)	Effective April 30, 2004 Shaw amended its revolving credit facility such that the facility has been reduced to $910,000 but the maturity has been extended to April 30, 2009 with no amortization. Previously the available facility was $1,035,000 and was subject to an amortization schedule which reduced the facility to zero by April 30, 2007. The new facility continues to be unsecured and ranks pari passu with the senior secured notes.

(b)	The term facilities are repayable in increasing semi-annual installments in April and October of each year until fully repaid on April 30, 2007.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

(3)	On November 20, 2003 the Company issued $350 million of senior notes at a rate of 7.50%. The senior notes are unsecured obligations and rank equally and ratably with all existing and future senior indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal plus a make-whole premium.

(4)	The structured note was repaid on December 15, 2003 with cash and the drawdown of bank loans.

(5)	Effective November 3, 2003, the Partnership entered into an interest rate hedge to fix the interest rate at 5.125% plus a stamping fee on $58 million of the loan until October 1, 2004.

(6)	Current portion of long-term debt includes the current portion of the term facilities.

5.	SHARE CAPITAL

Issued and outstanding

			May 31,	August 31,
			2004	2003
			$	$
Number of Securities
May 31,	August 31,
2004	2003
11,359,932	11,360,432	Class A Shares	2,490	2,491
220,946,872	220,496,092	Class B Non-Voting Shares	2,141,059	2,107,464

232,306,804	231,856,524		2,143,549	2,109,955

		EQUITY INSTRUMENTS COPrS —
5,700,000	5,700,000	8.45% Series A US $142.5 million due Sept. 30, 2046	192,871	192,871
100,000	100,000	8.54% Series B Cdn $100 million due Sept. 30, 2027	98,467	98,467
6,900,000	6,900,000	8.50% Series US $172.5 million due Sept. 30, 2097	252,525	252,525
6,000,000	6,000,000	8.875% Series Cdn $150 million due Sept. 28, 2049	147,202	147,202

			691,065	691,065

		Zero Coupon Loan — US $22.8 million	33,858	33,858

			2,868,472	2,834,878

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

Purchase of shares for cancellation

In the nine months ended May 31, 2004 the Company purchased 3,296,500 Class B Non-Voting Shares for cancellation for $69,216, of which $31,539 reduced the stated capital of the Class B Non-Voting Shares and $37,677 increased the deficit.

Stock option plan

Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Twenty five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under this plan and the warrant plan described below may not exceed 16,000,000.

The changes in options are as follows:

	Nine months ended
	May 31, 2004		May 31, 2003
		Weighted average		Weighted average
		exercise price		exercise price
	Shares	$	Shares	$
Outstanding at beginning of period	7,607,500	32.58	8,303,000	32.58
Granted	875,750	32.45	858,000	32.62
Forfeited	(651,500)	32.70	(1,194,000)	32.65

Outstanding at end of period	7,831,750	32.55	7,967,000	32.58

The following table summarizes information about the options outstanding at May 31, 2004:

	Number	Weighted average		Number exercisable
	outstanding at	remaining	Weighted average	at May 31,	Weighted average
Range of Prices	May 31, 2004	contractual life	exercise price	2004	exercise price
$17.37	10,000	9.4	17.37	—	—
$29.70 - $34.70	7,821,750	7.0	32.55	4,707,986	32.40

For all common share options granted to employees up to August 2003, had the Company determined compensation costs based on the fair values at grant dates of the common share options consistent with the method prescribed under CICA Handbook Section 3870, the Company’s net income (loss) and earnings (loss) per share would have been reported as the pro forma amounts indicated below:

	Three months ended		Nine months ended
	May 31,		May 31,
	2004	2003	2004	2003
Net income (loss) for the period	24,828	(12,999)	62,027	(51,249)
Pro forma income (loss) for the period	20,654	(18,366)	49,505	(66,951)
Pro forma earnings (loss) per share	0.05	(0.12)	0.08	(0.42)

The weighted average estimated fair value at the date of the grant for common share options granted was $3.00 per option [2003 — $0.62 per option] and $2.17 per option [2003 — $1.39 per option] for the quarter and year-to-date

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

respectively. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended		Nine months ended
	May 31,		May 31,
	2004	2003	2004	2003
Dividend yield	0.88%	0.38%	0.86%	0.34%
Risk-free interest rate	3.33%	3.30%	3.62%	3.02%
Expected life of options	4 years	4 years	4 years	4 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	40.2%	36.5%	39.4%	41.7%

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.

Other stock options

In conjunction with the acquisition of Cancom, holders of Cancom options elected to receive 0.9 of a Shaw Class B Non-Voting Shares in lieu of one Cancom share which would be received upon the exercise of a Cancom option under the Cancom option plan.

At May 31, 2004 there were 68,002 Cancom options outstanding with exercise prices between $7.75 and $23.25 and a weighted average price of $12.37. The weighted average remaining contractual life of the Cancom options is 3.3 years. At May 31, 2004, 68,002 Cancom options were exercisable into 61,202 Class B Non-Voting Shares of the Company at a weighted average price of $13.74 per Class B Non-Voting Share.

Warrants

Prior to the Company’s acquisition and consolidation of Cancom effective July 1, 2000, Cancom and its subsidiary Star Choice had established a distributor and dealer warrant plan to grant Cancom warrants to acquire Cancom shares at a price of $22.50 per Cancom common share. The Company provided for this obligation (using $25 per equivalent Shaw Class B Non-Voting Share) in assigning fair values to the assets and liabilities in the purchase equation on consolidation based on the market price of the Shaw Class B Non-Voting Shares at that time. Accordingly, the issue of the warrants under the plans had no impact on the earnings of the Company.

A total of 248,205 warrants remain under the plan and vest evenly over a four-year period. At May 31, 2004, 181,641 warrants had vested.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

6.	EARNINGS (LOSS) PER SHARE

Earnings (loss) per share calculations are as follows:

	Three months ended		Nine months ended
	May 31,		May 31,
	2004	2003	2004	2003
	$	$	$	$
Earnings (loss) per share
Net income (loss)	24,828	(12,999)	62,027	(51,249)
Equity entitlements, net of tax	(9,977)	(10,007)	(29,903)	(30,058)

	14,851	(23,006)	32,124	(81,307)

Earnings (loss) per share — basic and diluted	0.06	(0.10)	0.14	(0.35)

Weighted average number of Class A and B Non-Voting Shares used as denominator in above calculations (thousands of shares)	232,091	231,848	231,394	231,848

Class B Non-Voting Shares issuable under the terms of the Company’s stock option plans and outstanding warrants are anti-dilutive (increase earnings per share or decrease loss per share) and are therefore not included in calculating diluted earnings (loss) per share.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

7.	STATEMENTS OF CASH FLOWS

Additional disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Cash flow from operations

	Three months ended		Nine months ended
	May 31,		May 31,
	2004	2003	2004	2003
	$	$	$	$
Net income (loss)	24,828	(12,999)	62,027	(51,249)
Non-cash items:
Amortization —
Deferred equipment revenue	(16,722)	(20,875)	(64,245)	(71,704)
Deferred equipment cost	51,413	59,267	173,161	181,603
Deferred IRU revenue	(3,085)	(2,953)	(9,000)	(8,858)
Deferred charges	1,615	3,299	6,226	18,674
Property, plant and equipment	106,455	107,324	309,271	320,104
Future income tax expense (recovery)	10,843	10,613	21,405	(3,598)
Gain on sale of investments	—	(1,111)	—	(1,228)
Write-down of investments	—	15,000	—	15,000
Gain on redemption of SHELS	—	(75,342)	—	(119,521)
Loss on sale of satellite assets	—	—	—	3,800
Foreign exchange loss (gain) on unhedged long-term debt	1,475	(23,935)	(1,367)	(39,436)
Provision for loss on sale and write-down of assets		80,000		130,000
Equity loss (income) on investees	229	(53)	239	1,941
Debt restructuring costs	—	—	2,428	—
Stock option expense	119	—	222	—
Other	578	104	1,847	3,098

Cash flow from operations	177,748	138,339	502,214	378,626

(ii)	Changes in non-cash working capital balances related to operations include the following:

	Three months ended		Nine months ended
	May 31,		May 31,
	2004	2003	2004	2003
	$	$	$	$
Accounts receivable	21,481	12,218	21,757	40,764
Prepaids and other	(4,325)	(2,132)	5,128	3,745
Accounts payable and accrued liabilities	(18,139)	(21,342)	(24,584)	(40,720)
Income taxes payable	3,506	(495)	8,031	1,962
Unearned revenue	2,604	(3,998)	2,427	3,278

	5,127	(15,749)	12,759	9,029

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

(iii)	Interest and income taxes paid (recovered) and classified as operating activities are as follows:

	Three months ended		Nine months ended
	May 31,		May 31,
	2004	2003	2004	2003
	$	$	$	$
Interest	83,831	81,347	189,171	213,991
Income taxes	(1,707)	1,904	(1,374)	5,073

8.	UNITED STATES ACCOUNTING PRINCIPLES

The unaudited interim Consolidated Financial Statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The following adjustments and disclosures would be required in order to present these unaudited interim Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

	Three months ended		Nine months ended
	May 31,		May 31,
	2004	2003	2004	2003
	$	$	$	$
Net income (loss) using Canadian GAAP	24,828	(12,999)	62,027	(51,249)
Add (deduct) adjustments for:
Deferred charges(2)	6,980	(1,939)	15,298	(20,036)
Foreign exchange gains (losses)(3)	(8,727)	36,383	7,023	59,945
Equity in loss of investees(4)	—	237	—	2,001
Entitlements on equity instruments(8)	(15,589)	(16,404)	(46,723)	(49,275)
Income tax effect of adjustments	4,670	309	10,049	15,281

Net income (loss) using U.S. GAAP	12,162	5,587	47,674	(43,333)

Unrealized foreign exchange gain (loss) on translation of self-sustaining foreign operations	3	(11,154)	(15)	(18,762)
Unrealized gains on available-for-sale securities, net of tax(7)
Unrealized holding gains arising during the period	1,155	780	4,618	45
Less: reclassification adjustments for gains included in net income	—	(59,208)	—	(95,879)

	1,158	(69,582)	4,603	(114,596)
Adjustment to fair value of derivatives(9)	17,970	(138,003)	(33,700)	(180,722)
Foreign exchange gain (losses) on hedged long term debt(10)	(21,919)	91,396	17,646	150,585

	(2,791)	(116,189)	(11,451)	(144,733)

Comprehensive income (loss) using U.S. GAAP	9,371	(110,602)	36,223	(188,066)

Net income (loss) per share using U.S. GAAP	0.05	0.02	0.21	(0.19)
Comprehensive earnings (loss) per share using U.S. GAAP	0.04	(0.48)	0.16	(0.81)

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

Balance sheet items using U.S. GAAP

	May 31,		August 31,
	2004		2003
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$
Investments and other assets(7)	49,641	80,107	49,415	74,758
Deferred charges(2)(10)(11)	269,437	152,791	293,065	161,122
Broadcast licenses(1)(5)(6)	4,685,582	4,660,348	4,627,728	4,602,494
Accounts payable and accrued liabilities(11)	387,293	418,281	413,712	444,700
Deferred credits(10)	855,199	679,573	850,991	696,884
Derivative instrument liability(9)	—	208,693	—	168,757
Future income taxes	941,575	903,978	925,281	882,263
Long-term debt(8)	2,486,151	3,196,756	2,645,548	3,363,685
Shareholders’ equity	2,501,604	1,653,127	2,498,665	1,646,074

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	May 31,	August 31,
	2004	2003
	$	$
Shareholders’ equity using Canadian GAAP	2,501,604	2,498,665
Amortization of intangible assets(1)	(123,542)	(123,542)
Deferred charges(2)	(35,032)	(44,973)
Equity in loss of investees(4)	(36,202)	(36,202)
Gain on sale of subsidiary(5)	13,822	13,822
Gain on sale of cable television systems(6)	47,501	47,501
Equity instruments(8)	(703,514)	(709,540)
Accumulated other comprehensive income (loss)	(11,043)	825
Cumulative translation adjustment	(467)	(482)

Shareholders’ equity using U.S. GAAP	1,653,127	1,646,074

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

Included in shareholders’ equity is accumulated other comprehensive income (loss), which refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income (loss) but are excluded from income (loss) as these amounts are recorded directly as an adjustment to shareholders’ equity, net of tax. The Company’s accumulated other comprehensive income (loss) is comprised of the following:

	May 31,	August 31,
	2004	2003
	$	$
Accumulated other comprehensive income (loss)
Unrealized foreign exchange gain on translation of self-sustaining foreign operations	467	482
Unrealized gains on investments(7)	24,922	20,721
Fair value of derivatives(9)	(165,398)	(131,698)
Foreign exchange gains on hedged long-term debt(10)	130,894	113,248
Minimum liability for pension plan(11)	(1,928)	(1,928)

	(11,043)	825

Areas of material difference between accounting principles generally accepted in Canada and the United States and their impact on the unaudited interim Consolidated Financial Statements are as follows:

(1)	Amortization of intangibles prior to September 1, 2001 is required on a straight-line basis for US GAAP purposes, instead of an increasing charge method.

(2)	US GAAP requires all costs associated with launch and start-up activities and the excess of equipment cost deferrals over equipment revenue deferrals to be expensed as incurred instead of being deferred and amortized.

(3)	US GAAP requires exchange gains (losses) on translation of equity instruments treated as debt as described in item 8 below, to be included in income or expense.

(4)	Equity in loss of investees have been adjusted to reflect US GAAP.

(5)	Gain on a sale of a subsidiary that was not permitted to be recognized under Canadian GAAP was required to be recognized under US GAAP.

(6)	Gain on an exchange of cable systems was required to be recorded under US GAAP but may not be recorded under Canadian GAAP.

(7)	US GAAP requires equity securities included in investments to be carried at fair value rather than cost as required by Canadian GAAP.

(8)	US GAAP treats equity instruments classified as equity under Canadian GAAP as debt and the related interest as an expense rather than a dividend.

(9)	Under US GAAP, all derivatives are recognized in the balance sheet at fair value with gains and losses recorded in income or comprehensive income. Under Canadian GAAP, derivatives are not recognized in the balance sheet.

(10)	Foreign exchange gains (losses) on translation of hedged long-term debt are deferred under Canadian GAAP but included in comprehensive income (loss) for US GAAP.

(11)	The Company’s new unfunded non-contributory defined benefit pension plan for certain of its senior executives has an accumulated benefit obligation of $40,667 as at August 31, 2003. Under US GAAP, an additional minimum liability is to be recorded for the difference between the accumulated benefit obligation and the accrued pension liability. The additional liability is offset in deferred charges up to an amount not exceeding the unamortized past service costs. The remaining difference is recognized in other comprehensive income, net of tax. Under Canadian GAAP, the accumulated benefit obligation and additional minimum liability are not recognized.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Jim Shaw, Chief Executive Officer of Shaw Communications Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Shaw Communications Inc. (the issuer) for the interim period ending May 31, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: June 25, 2004

(signed) “Jim Shaw” Jim Shaw
Chief Executive Officer

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Ronald D. Rogers, Senior Vice-President and Chief Financial Officer of Shaw Communications Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Shaw Communications Inc. (the issuer) for the interim period ending May 31, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: June 25, 2004

(signed) “Ronald D. Rogers” Ronald D. Rogers
Senior Vice-President and Chief Financial Officer